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02021756

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SEC FILE NUMBER
8-53256

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Desjardins Securities International, Inc.
~~3858839 Canada inc.~~

~~(Filed as Confidential Information)~~

RECD S.E.C.
APR 18 2002
816

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Complexe Desjardins, East Tower, 15th Floor C.P. 394, Desjardins branch
(No. and Street)

Montréal (City) Québec Canada (State) H5B 1J2 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anne Tremblay (514) 281-2244 ext. 6822
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name - if individual, state last, first, middle name)

5, Place Ville-Marie, Bureau 1000 (Address) Montréal (City) Québec Canada (State) H3B4X3 (Zip Code)

PROCESSED
MAY 24 2002
THOMSON FINANCIAL

CHECK ONE:

- [ ] Certified Public Accountant
- [ ] Public Accountant
- [X] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

DESJARDINS SECURITIES INTERNATIONAL INC.

DECEMBER 31, 2001

ANDERSEN

CONTENTS OF REPORT

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Subordinated Liabilities Subordinated to Claims of General Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ■ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Exemptive Provision under Rule 15c3-3.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Province of Québec

Canada

February, 2002

OATH OR AFFIRMATION

I, Jean-Luc Brunet, swear that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of DESJARDINS SECURITIES INTERNATIONAL INC. (FORMERLY 3858839 CANADA INC.). as of December 31, 2001, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

None

____

____

Sworn before me on this
26th day of February 2002

Commissaire à l'Assermentation
FRANCINE VACHON
58,217
District Judiciaire de Montréal

____

____
Signature

President
Title

ANDERSEN

Desjardins Securities International Inc.
(Formely 3858839 Canada Inc.)

Financial Statements
Period of eleven months ended December 31, 2001
(In US dollars)

Together With Auditors' Report

ANDERSEN

Arthur Andersen LLP

5, Place Ville-Marie
Suite 1000
Montreal Qc H3B 4X3
Canada

Telephone 514 871 8559
Fax 514 871 1997

www.andersen.com

AUDITORS' REPORT

To the Shareholder of
Desjardins Securities International Inc.,

We have audited the balance sheet of **DESJARDINS SECURITIES INTERNATIONAL INC.** (formely 3858839 Canada Inc.) as at December 31, 2001 and the statement of earnings and deficit for the period of eleven months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and the results of its operations for the period of eleven months then ended in accordance with Canadian generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Chartered Accountants

February 4, 2002
Montréal, Canada

Desjardins Securities International Inc.

BALANCE SHEET
December 31, 2001

(In US dollars)	$
ASSETS	
Cash	317,104
Other receivables	9,033
Refundable tax credit	35,765
Capital assets (Note 3)	6,121
Deferred charges	10,431
	378,454
LIABILITIES	
Loan from parent company, without interest and terms of repayment	64,837
Suppliers and accruals	16,775
	81,612
SHAREHOLDER'S EQUITY (Note 4)	296,842
	378,454

Approved on behalf of the Board:

_____________________________, Director

_____________________________, Director

The accompanying notes are an integral part of these financial statements.

Desjardins Securities International Inc.

STATEMENT OF EARNINGS AND DEFICIT
For the period of eleven months ended December 31, 2001

(In US dollars)	$
REVENUE	
Interest	7,099
EXPENSES	
Foreign exchange loss	15,490
Amortization - capital assets	175
Amortization - deferred charges	3,270
Other operating and administrative expenses	68,022
	86,957
NET LOSS AND DEFICIT, end of period	(79,858)

The accompanying notes are an integral part of these financial statements.

(In US dollars)

1. STATUTES OF INCORPORATION, NATURE OF ACTIVITIES AND CHANGE OF NAME

The Company was incorporated January 24, 2001 under the Canada Business Corporations Act and operates a business as a broker in securities. The business operations will begin in year 2002. As at January 29, 2002, the Company has changed its name from 3858839 Canada Inc. to Desjardins Securities International Inc.

The Company is a member of the National Association of Securities Dealers and registered as a broker-dealer with the Securities and Exchange Commission.

2. SIGNIFICANT ACCOUNTING POLICIES

Capital assets

Capital assets are accounted for at cost.

Amortization is calculated on their useful life using the straight-line method for a period of three to five years.

Deferred charges

Deferred charges are amortized on the straight-line method over a three-year period. Deferred charges are made-up of costs relating to incorporation and application fees.

Foreign currency transactions

Monetary assets and liabilities are translated in american dollars at the rate of exchange in effect at year-end. Non-monetary assets and liabilities revenue and expenses are translated at the exchange rate in effect at the transaction date.

Use of estimates

The presentation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. CAPITAL ASSETS

	2001		
	Cost	Accumulated Amortization	Net Book Value
Data processing equipment	6,296	175	6,121

(In US dollars)

4. SHAREHOLDER'S EQUITY

	2001
	$
Capital stock (575,000 Class A common shares)	376,700
Deficit	(79,858)
	296,842

Authorized
Unlimited number of voting and participating Class A shares, without par value
Unlimited number of Class B shares, non-voting, participating, convertible into Class D shares, without par value
Unlimited number of Class C shares, voting, non-participating, without par value
Unlimited number of Class D shares, non-voting, non-participating, with a non-cumulative dividend of 1% per month, without par value
Unlimited number of Class E shares, non-voting, non-participating, with a non-cumulative dividend of 1% per month, without par value
Unlimited number of Class F shares, non-voting, non-participating, with a non-cumulative dividend of 8% per year, without par value
Unlimited number of Class G shares, non-voting, non-participating, with a non-cumulative dividend of 8% per year, without par value

During the period, the Company issued 575,000 Class A shares in exchange for $376,700 in cash.

5. RELATED PARTY TRANSACTIONS

The Company is a subsidiary of the Desjardins Securities Inc., which is an entity of Mouvement des caisses Desjardins du Quėbec. During the period, transaction with other branches of Mouvement des caisses Desjardins du Quėbec have been executed under normal business conditions.

Transactions and balances with related parties are as follows:

	2001
	$
Revenue - interest	7,099
Cash	304,354

6. CASH FLOWS

No statement of cash flows were prepared since the information on cash flows is available from other financial statements and related notes.

(In US dollars)

7. REGULATORY NET CAPITAL REQUIREMENT

The Company is required, under Rule 15c3-1, to maintain minimum net capital and an allowable ratio of aggregate indebtedness to net capital as defined under this rule. Under the basic method, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. As at December 31, 2001, the Company had net capital of $114,737, which is $106,576 in excess of the required minimum net capital. The ratio of aggregate indebtedness to net capital at December 31, 2001 was approximately 0.7113 to 1.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

SCHEDULE I
Page 1

BROKER OR DEALER as of December 31, 2001

COMPUTATION OF NET CAPITAL

1	Total ownership equity from Statement of Financial Condition			$	296 842	3480
2	Deduct: Ownership equity not allowable for Net Capital					3490
3	Total ownership equity qualified for Net Capital				296 842	3500
4	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of Net Capital					3520
	B. Other (deductions) or allowable credits (List)					3525
5	Total capital and allowable subordinated liabilities			$	296 842	3530
6	Deductions and/or charges:					
	A. Total non-allowable assets from Statement of Financial Condition (Note B and C)	$ 61 350	3540			
	B. Secured demand note delinquency		3590			
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
	D. Other deductions and/or charges	120 755	3610		(182 105)	3620
7	Other additions and/or allowable credits (List)					3630
8	Net Capital before haircuts on securities positions			$	114 737	3640
9	Haircuts on securities: (computed, where applicable, pursuant to 15c3-1 (f)):					
	A. Contractual securities commitments		3660			
	B. Subordinated securities borrowings		3670			
	C. Trading and investment securities:					
	1. Exempted securities		3735			
	2. Debt securities		3733			
	3. Options		3730			
	4. Arbitrage		3732			
	5. Other securities		3734			
	D. Undue concentration		3650			
	E. Other (List)		3736		0	3740
10	Net Capital			$	114 737	3750

OMIT PENNIES

The accompanying note to supplementary schedules is an integral part of this schedule.

BROKER OR DEALER as of December 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11	Minimum net capital required (6-2/3% of line 19)		$	5 440	3756
12	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$	5 000	3758
13	Net capital requirement (greater of line 11 or 12)		$	5 440	3760
14	Excess net capital (line 10 less 13)		$	109 297	3770
15	Excess capital at 1000% (line 10 less 10% of line 19)		$	106 576	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16	Total A.I. liabilities from Statement of Financial Condition				$	81 612	3790
17	Add:						
	A. Drafts for immediate credit	$		3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
	C. Other unrecorded amounts (List)	$		3820	$	0	3830
18	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))				$		3838
19	Total aggregate indebtedness				$	81 612	3840
20	Percentage of aggregate indebtedness to net capital (line 19 ÷ line 10)				%	71,13	3850
21	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%		3860

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT

Part B

22	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers and dealers and consolidated subsidiaries' debits	$		3970
23	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24	Net capital requirement (greater of line 22 or 23)	$		3760
25	Excess net capital (line 10 less 24)	$		3910
26	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for the use of company (contra item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

BROKER OR DEALER as of December 31, 2001

EXEMPTIVE PROVISIONS UNDER RULE 15C3-3

25 If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)				
A. (k) (1)-$2,500 capital category as per Rule 15c3-1	$			4550
B. (k) (2)(A)-"Special Account for the Exclusive Benefit of customers" maintained				4560
C. (k) (2)(B)-All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm:	Donaldson, Lufkin, Jenrette Inc	4335	X	4570
D. (k) (3)-Exempted by order of the Commission				4580

In the opinion of management, the Company complied with the Exemptive Provisions under SEC rule 15c3-3(k)(2)(ii) for the period January 1, 2001 to December 31, 2001.

The accompanying note to supplementary schedules is an integral part of this schedule.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT

December 31, 2001

(Expressed in U.S. dollars)

The Company is exempt form the requirements of Rule 15c3 pursuant to subparagraph k(2)(ii) since all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Desjardins Securities International Inc.

SCHEDULE OF NON ALLOWABLE ASSETS
December 31, 2001

(Expressed in U.S. dollars)

	2001
	$
Other receivable	9 033
Refundable tax credit	35 765
Capital assets	6 121
Deferred charges	10 431
	61 350

The preceding notes are an integral part of these schedules.

(Expressed in U.S. dollars)

Reconciliation of the Company's Opening Net Capital included in Part II of Form X-17A-5 as at December 31, 2001.

	2001
	$
Total Ownership Equity, as reported in the Company's Part II (unaudited) Focus Report	296,843
Difference due to P & L adjustment	(1)
Total Ownership Equity per above	296,842

ANDERSEN

Arthur Andersen LLP

5, Place Ville-Marie
Suite 1000
Montreal Qc H3B 4X3
Canada

Telephone 514 871 8559
Fax 514 871 1997

www.andersen.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Sole Shareholder
Desjardins Securities International Inc.,

In planning and performing our audit of the financial statements and supplemental schedules of **DESJARDINS SECURITIES INTERNATIONAL INC.** for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

Chartered Accountants

February 4, 2002
Montréal, Canada